EXHIBIT 21
SUBSIDIARIES OF THE REGISTRANT
The following is a list of subsidiaries of the Registrant:
Registrant and Parent:
Rowan Companies, Inc.
Wholly-Owned Subsidiaries of Registrant:
Rowan International, Inc., a Panamanian corporation
Rowan Drilling Company, Inc., a Texas corporation
Atlantic Maritime Services, Inc., a Texas corporation
LeTourneau, Technologies, Inc., a Texas corporation
RDC Arabia Drilling, Inc., a Texas corporation
Rowan Marine Drilling, Inc., a Panamanian corporation
LeTourneau Technologies Drilling Systems, Inc., a Texas corporation
Note: Certain subsidiaries have been omitted from this listing because such subsidiaries, when considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.